JONES DAY

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Linda A. Hesse Partner lhesse@jonesday.com	Direct Number: +33 (0) 1 56 59 38 72

September 13, 2010

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

United States

Re: France Telecom

Form 20-F for fiscal year ended December 31, 2009

Filed April 5, 2010

File No. 1-14712

Dear Mr. Spirgel:

As discussed today with Michael Henderson of your office, we would like to inform you that we became aware today (September 13) of your letter containing comments with respect to the above-mentioned document.  We therefore would like to confirm, as agreed with Mr. Henderson, that France Telecom intends to reply by September 24, 2010.

Please do not hesitate to contact me by phone (telephone number: +33-1-56-59-38-72) or email (lhesse@jonesday.com) if you have any questions.

Your faithfully,

/s/  Linda A. Hesse

cc:

Michael Henderson, Staff Accountant, Securities and Exchange Commission

Terry French, Accountant Branch Chief, Securities and Exchange Commission

Nicolas Guérin, France Telecom

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